ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
OF COUNSEL: Jessica Haggard, esq. *** MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA john lowy, esq.****** STUART REED, ESQ Harris Tulchin, Esq. *******

*licensed in FL and NY

**licensed in NY and NJ

****licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

January 17, 2023

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 16 to Registration Statement on Form S-1 Filed on January 6, 2023 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 17 (“Amendment No. 17”) to the above-referenced Registration Statement on Form S-1. Amendment No. 17 is marked to show changes made from Amendment No. 16 filed on January 6, 2023. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated January 13, 2023. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 16 to Registration Statement on Form S-1

Prospectus Summary

Business Overview, page 6

1.	Comment: We note your statement on page 6 that you received notification that your funding application was not recommended for funding, but your application was rated as Excellent on the Overall Score and based on this you will re-submit this application if the opportunity arises. Please revise to state the grounds for denial.

Response: In response to the Staff’s comment, we have revised Amendment No. 17 to state the grounds for denial.

Product Pipeline, page 9

2.	Comment: Your pipeline table shows that you are currently conducting Phase II trials for JNS101, the Friederich’s Ataxia study, and JNS108, the Mild Cognitive Impairment (MCI)/Early Alzheimer’s Disease study. However, the chart below the table says you plan to begin the Friederich’s Ataxia Phase II/III study in Q1 of 2024, and that you plan to begin the MCI/Early Alzheimer’s Disease Phase II study in Q4 of 2023. Please revise to shorten the arrows for these two studies as it appears they have not entered Phase II trials yet, or advise.

Response: In response to the Staff’s comment, we have revised the pipeline tables in Amendment No. 17 to shorten the arrows for the Friederich’s Ataxia Phase II/III study and MCI/Early Alzheimer’s Disease Phase II study.

If the Staff has any further comments regarding Amendment No. 17 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ●

FAX 561-514-0832